January 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson Yong Kim Gus Rodriguez

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 12 to Registration Statement on Form F-1
Filed December 20, 2023
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 8, 2024 with respect to the above-referenced filing. The Company’s responses below are preceded by a reproduction of the corresponding comments from the Staff in bold.

If the Staff would like hard copies of Amendment No. 13 to the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Amendment No. 12 to the Registration Statement on Form F-1 as filed with the Commission on December 20, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 12 to Registration Statement on Form F-1

1.	Please provide updated compensation disclosure for the last full financial year. Please also update the Related Party Transactions section that begins on page 87. Refer to Items 6.B and 7.B of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 87 of the Registration Statement accordingly. The Company has confirmed that there are no available updates to the Related Party Transactions section as of the date of the Registration Statement.

2.	We note your disclosure in your prospectus regarding advice of your PRC legal counsel regarding permissions, consents and approvals, including your disclosure on your prospectus cover page and your disclosure on page 24. Please file such counsel’s consent as an exhibit to the registration statement.

Company Response: The consent of the Company’s PRC legal counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), has been filed as Exhibit 23.4 to the Registration Statement.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors
cc:

Clayton E. Parker, K&L Gates LLP